April 30, 2017

Marie Chandoha

President and Chief Executive Officer

Schwab Annuity Portfolios

211 Main Street

San Francisco, CA 94105

Re: Schwab Annuity Portfolios

Dear Ms. Chandoha:

This letter will confirm our agreement to limit net operating expenses of the following portfolios, as noted in the table below and described in the portfolios’ registration statement filed with the Securities and Exchange Commission.

Portfolio	Net Operating Expense Limit	Guaranteed Limit

Schwab Government Money Market Portfolio	50 bps	Expires 4/29/2019

Schwab MarketTrack Growth Portfolio II	50 bps	Expires 4/29/2019

Sincerely,

/s/ George Pereira	/s/ Michael Bonardi
George Pereira, Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.	Michael Bonardi, Vice President-Product Management -Schwab Investment Management

CC:	Michael Cirelli

Acknowledged by:

/s/ Marie Chandoha
Marie Chandoha, Executive Vice President, Investment Management Services